Exhibit 99.4

Unaudited pro forma combined financial information

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial information is based on the historical financial statements of AerCap and ILFC and is intended to provide information about how the Acquisition might have affected the historical financial statements of AerCap if it had been consummated at an earlier time. The unaudited pro forma combined financial information is provided for illustrative purposes only and do not necessarily reflect the financial position or results of operations that would have actually resulted had the Acquisition occurred as of the dates indicated, nor should they be taken as indicative of the future financial position or results of operations of AerCap. The unaudited pro forma combined financial information is presented for informational purposes only, and do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma combined financial information gives effect to the Acquisition, together with this offering and the application of the net proceeds therefrom. The unaudited pro forma combined balance sheet information has been prepared as of March 31, 2014, and gives effect to the Acquisition and this offering as if they had occurred on that date. The unaudited pro forma combined income statement information has been prepared for the year ended December 31, 2013 and the three months ended March 31, 2014, and gives effect to the Acquisition and this offering as if they had occurred on January 1, 2013. The historical consolidated financial statements have been adjusted in the unaudited pro forma combined financial information to give effect to events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the combined results. The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes thereto.

The unaudited pro forma combined financial information is based on, and should be read in conjunction with, the following, which are included elsewhere in this offering memorandum:

●	the historical financial statements of AerCap as of and for the year ended December 31, 2013 and the three months ended March 31, 2014 and the related notes thereto; and

●	the historical financial statements of ILFC as of and for the year ended December 31, 2013 and the three months ended March 31, 2014 and the related notes thereto.

The unaudited pro forma combined financial information has been prepared using the acquisition method under GAAP. AerCap will acquire all of the issued and outstanding common stock of ILFC in exchange for the following consideration:

●	$3.0 billion, a portion of which will be funded by a special distribution of $600 million to be paid by ILFC to AIG upon the consummation of the Acquisition (the “Cash Consideration”); and

●	97,560,976 AerCap shares (the “Stock Consideration”), representing approximately 46% of AerCap’s outstanding shares after the consummation of the Acquisition.

The unaudited pro forma combined financial information is based upon currently available information and certain assumptions that we believe to be reasonable under the circumstances. The unaudited pro forma combined financial information was prepared using the acquisition method under ASC 805. Based on ASC 805, Business Combinations (“ASC 805”), AerCap will be treated as the acquirer in the Acquisition for accounting purposes. The pro forma adjustments reflect our preliminary estimates of the purchase price allocation, which are subject to revision as more detailed analysis is completed and additional information on the fair value of ILFC’s assets and liabilities becomes available. The actual purchase accounting will be based on the assets acquired and liabilities assumed as of the consummation of the Acquisition and fair values will be subject to change as a result of changes in market conditions at the consummation of the Acquisition.

The pro forma adjustments are based on current market conditions and are therefore preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information. Differences between these preliminary estimates and the final purchase accounting may occur and these differences could have a material impact on the combined company’s future results of operations and financial position.

AerCap expects to incur significant costs associated with integrating the operations of ILFC and AerCap. The unaudited pro forma combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the Acquisition. See “Management’s discussion and analysis of financial condition and results of operations—Expected cost savings resulting from the Acquisition.”

Unaudited pro forma combined balance sheet

As of March 31, 2014

	AerCap historical	ILFC historical	Conforming adjustments(5)	Purchase accounting adjustments	Acquisition financing adjustments	Pro forma combined
	As of March 31, 2014 (U.S. dollars in thousands, except share and per share data)
Assets
Cash and cash equivalents	$320,136	$2,317,203	$—	$(3,150,000)(6(a))	$2,560,000(7(a))	$2,047,339
Restricted cash	266,993	1,135,744	—	—	—	1,402,737
Trade receivables, net of provision	8,311	—	152,365	—	—	160,676
Flight equipment held for operating leases, net	8,081,406	32,149,617	—	(3,422,854)(6(b))	—	36,808,169
Net investment in finance and sales-type leases	31,452	238,483	—	—	—	269,935
Notes receivable, net of provisions	76,701	—	17,551	—	—	94,252
Prepayments on flight equipment	248,201	674,078	—	2,117,879(6(c))	—	3,040,158
Investments	116,188	—	4,077	—	—	120,265
Goodwill	—	—	14,438	(14,438)(6(d))	—	—
Intangibles, net	7,746	—	30,936	209,300(6(e))	—	247,982
Inventory	—	—	285,298	—	—	285,298
Derivative assets	28,779	—	—	—	—	28,779
Deferred income taxes	126,250	—	—	39,000(6(h))	—	165,250
Lease receivable and other assets	—	942,273	(942,273)	—	—	—
Deferred debt issuance costs	—	251,330	(251,330)	—	—	—
Other assets	187,324	—	688,938	(628,347)(6(f))	40,000(7(a))	287,915
Total assets	$9,499,487	$37,708,728	$—	$(4,849,460)	$2,600,000	$44,958,755

Liabilities and equity
Accounts payable	$5,253	$—	$79,174	$—	$—	$84,427
Accrued expenses and other liabilities	111,466	555,849	(79,174)	136,397(6(g))	—	724,538
Current income taxes and other tax liabilities	—	160,391	—	(160,391)(6(h))	—	—
Accrued maintenance liability	482,965	—	1,155,574	1,673,936(6(i))	—	3,312,475
Lessee deposit liability	89,184	—	1,030,103	(300,106)(6(j))	—	819,181
Security deposits, deferred overhaul rental and other customer deposits	—	2,637,220	(2,637,220)	—	—	—
Debt	6,204,408	22,732,877	—	1,664,783(6(k))	2,600,000(7(a))	33,202,068
Deferred revenue	47,639	—	451,543	(221,814)(6(l))	—	277,368
Deferred income taxes	66,573	4,047,914	—	(3,998,841)(6(h))	—	115,646
Derivative liabilities	5,983	5,548	—	—	—	11,531
Total Liabilities	7,013,471	30,139,799	—	(1,206,036)	2,600,000	38,547,234
Ordinary share capital	1,199	1,053,582	—	(1,052,263)(6(m))	—	2,518
Preferred share	—	100,000	—	(100,000)(6(m))	—	—
Additional paid-in capital	936,271	1,272,604	—	2,666,565(6(m))	—	4,875,440
Accumulated other comprehensive loss	(9,056)	(2,222)	—	2,222(6(m))	—	(9,056)
Accumulated retained earnings/(deficit)	1,554,750	5,144,965	—	(5,246,748)(6(m))	—	1,452,967
Total Shareholders’ Equity	2,483,164	7,568,929	—	(3,730,224)	—	6,321,869
Non-controlling interest	2,852	—	—	86,800(6(m))	—	89,652
Total Equity	2,486,016	7,568,929	—	(3,643,424)	—	6,411,521
Total liabilities and equity	$9,499,487	$37,708,728	$—	$(4,849,460)	$2,600,000	$44,958,755

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these statements.

Unaudited pro forma combined income statement

For the year ended December 31, 2013

	AerCap historical	ILFC historical	Purchase accounting adjustments	Acquisition financing adjustments	Pro forma combined
	Year ended December 31, 2013 (U.S. dollars in thousands, except per share data)
Revenues
Lease revenue	$976,147	$4,166,033	$(29,051)(6(n))	$—	$5,113,129
Net gain on sale of assets	41,873	128,120	—	—	169,993
Other revenue	32,046	123,232	—	—	155,278
Total revenues	1,050,066	4,417,385	(29,051)	—	5,438,400
Expenses
Depreciation	337,730	1,850,303	(199,373)(6(o))	—	1,988,660
Impairments	26,155	1,401,400		—	1,427,555
Interest expense	226,329	1,444,595	(500,238)(6(p))	120,478(7(b))	1,291,164
Operating lease in costs	550	—	—	—	550
Leasing expenses	48,473	71,594	—	—	120,067
Transaction expenses	10,959	6,700	(17,659)(6(q))	—	—
Selling, general and administrative expenses	89,079	332,039	—	—	421,118
Other expenses	0	107,238	—	—	107,238
Total expenses	739,275	5,213,869	(717,270)	120,478	5,356,352
Income (loss) before income taxes and income of investments accounted for under the equity method	310,791	(796,484)	688,219	(120,478)	82,048
Provision for income taxes	(26,026)	279,401	(117,548)(6(r))	20,578(7(c))	156,405
Net income of investments accounted for under the equity method	10,637	—	—	—	10,637
Net income (loss)	295,402	(517,083)	570,671	(99,900)	249,090
Net income attributable to non-controlling interest	(2,992)	—	—	—	(2,992)
Net income (loss) attributable to the combined company	$292,410	$(517,083)	$570,671	$(99,900)	$246,098
Net income per share—basic	$2.58				$1.17
Net income per share—diluted	$2.54				$1.16
Weighted average shares outstanding—basic	113,463,813		97,560,976(6(s))		211,024,789
Weighted average shares outstanding—diluted	115,002,458		97,560,976(6(s))		212,563,434

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these statements.

Unaudited pro forma combined income statement

For the three months ended March 31, 2014

	AerCap historical	ILFC historical	Purchase accounting adjustments	Acquisition financing adjustments	Pro forma combined
	Three months ended March 31, 2014 (U.S. dollars in thousands, except per share data)
Revenues
Lease revenue	$249,061	$1,048,603	$(6,607)(6(n))	$—	$1,291,057
Net gain on sale of assets	9,806	50,614	—	—	60,420
Other revenue	5,967	37,127	—	—	43,094
Total revenues	264,834	1,136,344	(6,607)	—	1,394,571
Expenses
Depreciation	89,785	452,045	(49,341)(6(o))	—	492,489
Impairments	—	42,199		—	42,199
Interest expense	63,005	333,562	(115,336)(6(p))	30,119(7(b))	311,350
Leasing expenses	12,783	24,920	—	—	37,703
Transaction expenses	21,478	20,300	(41,778)(6(q))	—	—
Selling, general and administrative expenses	23,131	70,279	—	—	93,410
Other expenses	—	980	—	—	980
Total expenses	210,182	944,285	(206,455)	30,119	978,131
Income (loss) before income taxes and income of investments accounted for under the equity method	54,652	192,059	199,848	(30,119)	416,440
Provision for income taxes	(4,647)	(67,929)	(34,134)(6(r))	5,144(7(c))	(101,566)
Net income of investments accounted for under the equity method	3,698	—	—	—	3,698
Net income (loss)	53,703	124,130	165,714	(24,975)	318,572
Net income attributable to non-controlling interest	1,008	—	—	—	1,008
Net income (loss) attributable to the combined company	$54,711	$124,130	$165,714	$(24,975)	$319,580
Net income per share—basic	$0.48				$1.51
Net income per share—diluted	$0.47				$1.49
Weighted average shares outstanding—basic	113,644,703		97,560,976(6(s))		211,205,679
Weighted average shares outstanding—diluted	116,213,907		97,560,976(6(s))		213,774,883

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the transaction

On December 16, 2013, AerCap entered into a Purchase Agreement with AIG pursuant to which AerCap will acquire, through a wholly-owned subsidiary, 100% of the common stock of ILFC, a wholly-owned subsidiary of AIG. The combined company will retain the name AerCap, and ILFC will become a wholly-owned subsidiary of AerCap. The combined company’s total aircraft portfolio will consist of over 1,300 owned and managed aircraft and an order book of 363 new aircraft on order as of March 31, 2014. Under the terms of the Purchase Agreement, AIG will receive $3.0 billion in cash, a portion of which will be funded by a special distribution of $600 million to be paid by ILFC to AIG upon the consummation of the Acquisition, and 97,560,976 AerCap shares. In connection with the Acquisition, AerCap will assume approximately $23 billion of ILFC’s debt.

The consummation of the offering of the notes will be conditioned on the consummation of the Acquisition. AerCap shareholders approved the Acquisition on February 13, 2014 and we have received the final required regulatory approval in order to complete the Acquisition. The consummation of the offering remains, however, subject to satisfaction of other customary closing conditions.

Upon closing of the Acquisition, AIG will own approximately 46% of the combined company, while the existing AerCap shareholders will own approximately 54% of the combined company. The AIG shares will be subject to a lockup period that will expire in stages over a 9 to 15 month period after the Acquisition. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

2. Basis of presentation

The unaudited pro forma combined financial information was based on the historical financial statements of AerCap and ILFC. Certain reclassifications have been made to the historical financial statements of ILFC to conform to AerCap’s presentation.

The acquisition will be accounted for, and the unaudited pro forma combined financial information was prepared, using the acquisition method. The acquisition method is based on ASC 805 and uses the fair value concepts defined in ASC 820, Fair Value Measurements (“ASC 820”). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred is measured at the consummation of the Acquisition at the then-current market price. Due to fluctuations in the market price of AerCap’s common stock, this particular requirement will likely result in a valuation of the actual equity consideration that is different from the valuation presented in these unaudited pro forma combined financial information.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability to be measured at fair value and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, AerCap may be required to record assets that are not intended to be used or sold and to value assets at fair value measures that do not reflect AerCap’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

Under the acquisition method, the assets acquired and liabilities assumed will be recorded as of the consummation of the Acquisition at their respective fair values and consolidated with the assets and liabilities of AerCap. Financial statements and reported results of operations of AerCap issued after consummation of the Acquisition will reflect these values. Additional fair value adjustments to assets (like inventory) and liabilities might be recorded upon the consummation of the Acquisition.

Under ASC 805, acquisition-related transaction costs (i.e. advisory, legal, valuation and other professional fees) are expensed in the periods in which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by AerCap and ILFC are estimated to be approximately $150 million and are reflected in the unaudited pro forma combined balance sheet as a reduction to cash and retained earnings, net of the estimated tax effect of $39.0 million at the Irish statutory tax rate of 12.5% and the U.S. statutory tax rate of 35.0% applied to deductible amounts. These acquisition-related transaction expenses are non-recurring expenses and have therefore been excluded in the unaudited pro forma combined income statement. The estimated transaction expenses and the estimated tax effect are recognized in the pro forma combined balance sheet.

3. Estimate of purchase consideration

The following is a preliminary estimate of the consideration expected to be transferred to effect the acquisition of ILFC:

Estimated fair value as of March 31, 2014 (U.S. dollars in thousands, except share data)
Cash consideration	$3,000,000
Number of AerCap common shares issued	97,560,976
Multiplied by an assumed price of AerCap common shares on April 25, 2014 of $40.39	$3,940,488
Estimate of consideration expected to be transferred	$6,940,488

The estimated consideration expected to be transferred reflected in this unaudited pro forma combined financial information does not purport to represent what the actual consideration transferred will be when the Acquisition is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured upon the consummation of the Acquisition at the then-current market price. This requirement will likely result in an equity consideration different from the $3.9 billion assumed in this unaudited pro forma combined financial information and that difference may be material. For example, a 10% increase (decrease) in the AerCap share price would result in an increase (decrease) of approximately $394 million in the estimated consideration transferred. From the announcement of the Acquisition on December 16, 2013 to May 2, 2014, AerCap’s shares have traded between $33.17 and $43.83, with an average of $39.12. In addition to the above, an additional non-controlling interest of $100 million, represented by Market Auction Preferred Stock of ILFC owned by third-parties, will be assumed pursuant to the Transaction.

4. Estimate of assets to be acquired and liabilities to be assumed

If the trading value of AerCap shares at the time of consummation of the Acquisition, plus the amount of cash consideration to be paid, results in an amount of consideration paid that is lower than the fair value of the acquired assets less the fair value of the liabilities assumed, a gain equal to the amount of the difference will be recorded upon the Closing. If the trading value of AerCap shares at the time of consummation of the Acquisition, plus the amount of cash consideration to be paid, results in an amount of consideration paid that is higher than the fair value of the acquired assets less the fair value of the liabilities assumed, goodwill equal to the amount of the difference will be recorded upon the Closing. The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by AerCap in the Acquisition, reconciled to the estimate of consideration expected to be paid and the estimated bargain purchase gain.

As of March 31, 2014 (U.S. dollars in thousands)
Flight equipment held for operating leases, net	$28,726,763
Forward order book/pre-delivery payments	2,791,957
Lease premium	209,300
Accrued maintenance liability	(2,829,510)
Debt	(24,397,660)
Lease deficiency	(136,397)
Cash and cash equivalents and restricted cash	3,452,947
Other assets and liabilities	(780,895)
Estimate of fair value of net assets acquired at March 31, 2014	$7,036,505
Estimate of consideration expected to be transferred	$6,940,488
Estimated fair value of preferred shares (non-controlling interest)	$86,800
Estimate of bargain purchase gain	$(9,217)

The reconciliation of purchase price consideration to net book value of assets acquired is provided as follows:

As of March 31, 2014 (U.S. dollars in thousands)
Book value of net assets acquired at March 31, 2014	$7,568,929
Fair value adjustments to net assets acquired:
Flight equipment held for operating leases, net	(3,422,854)
Forward order book/pre-delivery payments	2,117,879
Lease premium	209,300
Accrued maintenance liability	(1,673,936)
Debt	(1,664,783)
Lease deficiency	(136,397)
Deferred and current taxes	4,159,232
Other assets and liabilities	(106,427)
Goodwill from prior acquisition	(14,438)
Estimate of fair value of net assets acquired at March 31, 2014	$7,036,505
Estimate of consideration expected to be transferred	$6,940,488
Estimated fair value of preferred shares (non-controlling interest)	$86,800
Estimate of bargain purchase gain	$(9,217)

5. Conforming adjustments

Certain reclassifications have been made to the historical financial statements of ILFC to conform to AerCap’s financial statement presentation. These reclassifications, which are included in the column under the heading “Conforming adjustments,” represent the following:

(i)	Reclassification of accounts payable of $79.2 million, as AerCap reports the accounts payable separately on the balance sheet.

(ii)	Reclassification of deferred debt issuance costs of $251.3 million, as AerCap reports deferred debt issuance costs within other assets.

(iii)	Reclassification of $942.3 million from lease receivables and other assets to the following:

●
Trade receivables of $152.4 million, notes receivable of $17.6 million, investments of $4.1 million, goodwill of $14.4 million, and intangibles of $30.9 million, as AerCap reports these items separately on the balance sheet.

●	Inventory of $285.3 million, as AerCap reports inventory separately on the balance sheet.

●	Other assets of $437.6 million, as AerCap reports all other items captured under this heading within other assets.

(iv)
Reclassification of $2,637.2 million from security deposits, deferred overhaul rental and other customer deposits to accrued maintenance liability of $1,155.6 million, lessee deposit liability of $1,030.1 million, and deferred revenue of $451.5 million, as AerCap reports these items separately on the balance sheet.

6. Purchase accounting adjustments

Upon consummation of the Acquisition, AerCap will perform a detailed review of ILFC’s accounting policies and make any necessary adjustments to harmonize the combined company’s financial statements to conform to those accounting policies of AerCap. The initial accounting policy harmonization that has been performed so far resulted in the harmonization of the maintenance accounting policy for the unaudited pro forma combined balance sheet as of March 31, 2014 based on current estimates. The unaudited pro forma combined income statements for the three months ended March 31, 2014 and year ended December 31, 2013 do not include harmonization of ILFC’s maintenance accounting policy to AerCap’s maintenance accounting policy.

(a)	Adjustment reflects the estimated acquisition-related transaction costs in the amount of $150.0 million and cash consideration as follows:

As of March 31, 2014 (U.S. dollars in thousands)
Acquisition related transaction costs	$(150,000)
Cash consideration	(3,000,000)
Total adjustment	$(3,150,000)

(b)
Adjustment reflects the measurement of the flight equipment held for operating leases at fair value, using the income approach and validated using the market approach (which relies on third party appraisal data and current market transactions). Key assumptions underlying the income approach and the projected cash flows were contracted and market rental rates, renewal options, release of aircraft assumptions, residual values and an appropriate discount rate depending on the age and type of the aircraft.

The estimated fair value of ILFC’s aircraft reflects, where appropriate, the specified maintenance return condition, which is generally the maintenance condition of the aircraft when they were delivered to the lessees.

(c)
Prepayments on flight equipment include the fair value of the forward order book of ILFC of approximately 322 aircraft, many of which were placed at favorable prices compared to the current market. The favorable positions relate to contracts for 65 Boeing 787-8 and Boeing 787-9 aircraft, 20 A350 aircraft and 150 A320 and A321 NEO aircraft. Based on current information, we have determined that the remainder of ILFC’s forward order book is at market terms and therefore no fair value adjustment is taken on these positions.

AerCap determined the fair value of the forward order book using a market approach. AerCap compared the contractual purchase price of the ILFC forward order book to future base values at the expected delivery date using third party appraisal data. The difference, which represents the favorable pricing, is discounted at an appropriate discount rate from the expected delivery date to March 31, 2014, based on the expected average cost of debt for that period.

The adjustment to prepayments on flight equipment also reflects the elimination of capitalized interest from the ILFC historical balance sheet.

As of March 31, 2014 (U.S. dollars in thousands)
Fair value of the order book	$2,168,483
Elimination of capitalized interest	(50,604)
Total adjustment	$2,117,879

(d)	Adjustment reflects the elimination of previously recognized goodwill relating to ILFC’s acquisition of AeroTurbine from AerCap in 2011.

(e)
Adjustment reflects an estimate of the fair value of identifiable intangible assets. This adjustment consists of lease premiums with a weighted average amortization period of 77 months and represents the present value of ILFC’s contracted lease revenues that are at above-market rates based on third-party appraisal data and current market transactions. Further review and validation of the appraisal data on a contract-by-contract basis will be performed upon the consummation of the Acquisition. We have not yet completed a full identification of other intangible assets; therefore, additional intangible assets may be recognized and valued upon the consummation of the Acquisition.

(f)
Adjustment reflects the elimination of historical deferred debt issuance costs, elimination of historical lease incentive costs and the elimination of historical straight-line rents and other assets that are not included as separate assets in the purchase price allocation, as they have been reflected in fair values of other assets or liabilities in the purchase price allocation.

As of March 31, 2014 (U.S. dollars in thousands)
Elimination of deferred debt issuance costs	$(251,330)
Elimination of lease incentive costs	(182,522)
Elimination of straight-line rents and other assets	(194,495)
Total adjustment	$(628,347)

(g)
Adjustment reflects an estimate of the fair value of the lease deficiencies. This adjustment consists of lease deficiencies with a weighted average amortization period of 120 months and represents the present value of ILFC’s contracted lease revenues that are at below-market rates based on third-party appraisal data and current market transactions. Further review and validation of the appraisal data on a contract-by-contract basis will be performed upon the consummation of the Acquisition.

(h)
Adjustment includes the elimination of ILFC’s current and deferred income tax liability relating to US federal income tax. In addition, this adjustment includes a deferred tax asset due to expected acquisition-related transaction charges. AerCap and AIG will make an election under Section 338(h)(10) of the Internal Revenue Code, as amended (the “Code”), that will enable AerCap to “step-up” the tax basis of ILFC’s aircraft and other assets to their fair value, and to leave legacy US federal tax liabilities with AIG. Certain foreign income tax liabilities and assets will transfer to AerCap. More detailed analysis will be performed upon consummation of the Acquisition.  We intend to, starting immediately after the closing, effect a reorganization which will transfer ILFC’s assets substantially as an entirety to the U.S. Issuer, and the U.S. Issuer will assume substantially all of ILFC’s liabilities in connection with the transfer.  Assets and liabilities of the U.S. Issuer are substantially subject to corporate taxation in Ireland at the level of the Irish Issuer, with future results accordingly subject to Irish tax rates.

As of March 31, 2014 (U.S. dollars in thousands)
Elimination of ILFC US federal deferred income taxes	$3,998,841
Elimination of ILFC US federal current income taxes and other tax liabilities	160,391
Total adjustment	$4,159,232

(i)
Adjustment reflects the establishment of the fair value of maintenance liabilities under the acquisition method. The fair value of maintenance liabilities includes the supplemental rent deposit liabilities, which represents supplemental rents received from lessees and held on deposit for future maintenance events, and estimated lessor contributions and top-up obligations, which were determined based on a maintenance forecast model.

As of March 31, 2014 (U.S. dollars in thousands)
Fair value of supplemental rent deposit liabilities	$2,021,505
Fair value of lessor contributions and top-up obligations	808,005
Less: ILFC historical maintenance balances	(1,155,574)
Total adjustment	$1,673,936

(j)
Adjustment reflects security deposit liabilities, which represent cash received from lessees and held on deposit until lease expiration, at fair value by discounting the gross amount of the security deposits to present value.

(k)
The fair value of ILFC’s publicly traded debt of $18.8 billion is determined using the market approach, based on quoted market prices, and the fair value of ILFC’s non-publicly traded debt of $5.6 billion is determined using the income approach, based on a discounted cash flow analysis using estimated current market rates for debt with similar terms and attributes. The accretion of the fair value adjustment on ILFC’s debt is calculated by using the effective interest method based on the applicable rate and term of the debt.

As of March 31, 2014 (U.S. dollars in thousands)
Senior secured bonds	$397,125
ECA and Ex-Im financings	23,374
Secured bank debt	11,435
Bonds and medium-term notes	1,233,437
Subordinated debt	(42,000)
Elimination of debt discount	41,412
Total adjustment	$1,664,783

(l)
Adjustment reflects the elimination of straight-line rents that are not included as separate liabilities in the purchase price allocation, as they have been reflected in fair values of other assets or liabilities in the purchase price allocation.

(m)
Adjustment reflects the elimination of ILFC’s historical equity balances including additional paid-in capital, accumulated other comprehensive income and accumulated retained earnings and the increase to additional paid-in capital of $3.9 billion as a result of the issuance of 97,560,976 AerCap shares.

The adjustment to ordinary share capital was calculated as follows:

As of March 31, 2014 (U.S. dollars in thousands)
Elimination of ILFC’s ordinary share capital	$(1,053,582)
Issuance of 97,560,976 AerCap shares	1,319
Total adjustment	$(1,052,263)

The adjustment to additional paid-in capital was calculated as follows:

As of March 31, 2014 (U.S. dollars in thousands)
Elimination of ILFC’s additional paid-in capital	$(1,272,604)
Issuance of 97,560,976 AerCap shares(1)	3,939,169
Total adjustment	$2,666,565

(1)	Represents shares with a closing share price of $40.39 as of April 25, 2014.

The adjustment to accumulated other comprehensive loss reflects the elimination of ILFC’s historical balance.

The adjustment to retained earnings was calculated as follows:

As of March 31, 2014 (U.S. dollars in thousands)
Elimination of ILFC’s retained earnings	$(5,144,965)
Bargain purchase gain	9,217
Acquisition related transaction costs	(111,000)
Total adjustment	$(5,246,748)

Market Auction Preferred Stock of ILFC owned by third-parties are reflected as non-controlling interest with a fair value of $86.8 million.

(n)
Adjustment reflects the amortization of the lease premium and deficiencies for lease rents recognized under purchase accounting (see notes (e) and (g)). The lease premium and deficiency are amortized straight-line over the remaining lease term.

	Year ended December 31, 2013	Three months ended March 31, 2014
	(U.S. dollars in thousands)
Amortization of lease premium	$(42,963)	$(10,085)
Amortization of lease deficiency	13,912	3,478
Total adjustment	$(29,051)	$(6,607)

(o)
Adjustment reflects lower depreciation of flight equipment held for operating lease. The fair value of flight equipment held for operating lease is depreciated over the assets’ useful life, generally based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate. The remaining useful lives were determined for each asset and range up to 25 years, with a weighted average remaining life of approximately 15.5 years.

(p)	Adjustment reflects the amortization/accretion of the fair value adjustment to debt and the accretion of lessee deposit and maintenance liabilities:

	Year ended December 31, 2013	Three months ended March 31, 2014
	(U.S. dollars in thousands)
Adjustment to interest expense relating to fair value of debt	$(505,501)	$(115,883)
Adjustment to interest expense relating to forward order	(25,539)	(6,385)
Adjustment to interest expense relating to deposits	30,802	6,932
Total adjustment	$(500,238)	$(115,336)

The accretion of the fair value adjustment on ILFC’s debt is calculated by using the effective interest method based on the applicable rate and term of the debt.

(q)	Adjustment to reverse the transaction costs of $41.8 million for the three months ended March 31, 2014 and $17.7 million for the year ended December 31, 2013, as these do not have a continuing impact.

(r)
Adjustment reflects the income tax impact of the adjustments to lease revenue, depreciation and interest expense (see notes (n) and (o)) and the reversal of transaction costs of $41.8 million for the three months ended March 31, 2014 and $17.7 million for the year ended December 31, 2013 at the Irish statutory tax rate of 12.5% and the US statutory tax rate of 35.0% based on the ownership of the associated assets and liabilities.

(s)	Adjustment reflects the combined basic and diluted weighted-average shares outstanding following the issuance of 97,560,976 AerCap shares.

7. Acquisition financing adjustments

(a)	Adjustment reflects the estimated proceeds, net of $40 million estimated debt issuance expenses, from the issuance of the notes offered hereby.

(b)
Adjustment reflects the interest expense on the notes offered hereby, with an assumed weighted average interest rate of 4.33%. An increase or decrease of 12.5 basis points in the weighted average interest rate would result in an interest expense increase or decrease of approximately $3.25 million.

(c)
Adjustment reflects the income tax impact of the adjustment to interest expense at the Irish statutory tax rate of 12.5% and the US statutory tax rate of 35.0% based on the ownership of the associated assets and liabilities.